Response Biomedical Corporation Reports 2008 Financial Results -
Company Reports Record Level Revenues – up 44% Over Prior Year

NEWS RELEASE
FOR IMMEDIATE RELEASE

Vancouver, British Columbia, March 30, 2009 – Response Biomedical Corporation (TSX: RBM, OTCBB: RPBIF) reported that it recorded total revenues of $5,876,337 and a net loss of $13,663,656 or ($0.10) per share for the year ended December 31, 2008. Additionally, the Company announced that as of December 31, 2008, it had approximately $2.9 million in working capital. For a further discussion of the Company’s financial results for the year ended December 31, 2008, please refer to the Company’s audited consolidated financial statements and related Management Discussion and Analysis, which can be found at www.responsebio.com, SEDAR (Canada) www.sedar.com or EDGAR (US) www.sec.gov/edgar/searchedgar/webusers.htm. Information at these sites is typically available within 24 hours of the distribution of the news release.

Corporate Update

“We accomplished many significant Company goals during 2008 and especially in the fourth quarter, despite the current market conditions which have negatively impacted our share price,” said S. Wayne Kay, CEO. “We added another blue chip strategic partner when we signed Roche Diagnostics as our partner for our cardiovascular product line. Coupled with our partnerships with 3M HealthCare and Shionogi of Japan, we believe we have set a strong framework to ensure our products are well introduced in the global market in 2009 and beyond. We also received regulatory clearance for the Flu A+B product that 3M launched in the fourth quarter, as well as the new RAMP® 200 Reader. We achieved a key U.S. Food and Drug Administration (FDA) clearance to market our NT-proBNP diagnostic test, which will permit Roche to begin marketing the product to U.S. customers. We successfully moved into a state-of-the-art manufacturing facility on March 31, 2008. The facility is essential for supplying the expected volume of quality products to our partners and for reducing our manufacturing costs. The facility successfully completed a FDA Quality System Inspection Technique (QSIT) Audit in the third quarter of 2008. We believe it is imperative that we continue to focus on building the business that will sustain the Company moving forward and the market will ultimately recognize and reward these efforts.”

“In 2009, we are focused on execution; especially in meeting the requirements for the Roche launch of our cardiovascular product line,” continued Mr Kay. “While the state of the capital markets creates significant uncertainty, we are actively pursuing financing alternatives to fund our working capital and other business needs. We have completed the clinical trials for our RSV Test for 3M, and we are preparing the data to submit for regulatory clearance to the FDA. We are hopeful that we will have that clearance and launch the RSV Test toward the end of 2009, during the next RSV/Flu season. Additionally, Roche is funding work for a next generation Troponin-I assay and a CLIA-waiver trial for NT-proBNP. This work is a key focus for the Company in 2009. We are also continuing discussions with other potential partners for additional applications of the RAMP® technology, which we hope to garner during the year. It is definitely an exciting time for our Company and our stakeholders.”

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About Response Biomedical

Response Biomedical develops, manufactures and markets rapid on-site diagnostic tests for use with its RAMP® Platform for clinical and environmental applications. RAMP® represents a new paradigm in diagnostics that provides high sensitivity and reliable information in minutes. It is ideally suited to both point of care testing and laboratory use.

The RAMP® system consists of a Reader and single-use disposable test cartridges, and has the potential to be adapted to more than 250 medical and non-medical tests currently performed in laboratories. RAMP® clinical tests are commercially available for the early detection of heart attack, congestive heart failure and influenza.

In the non-clinical market, RAMP® Tests are currently provided for the environmental detection of West Nile Virus, and Biodefense applications including the rapid on-site detection of anthrax, smallpox, ricin and botulinum toxin. Several other product applications are under development. Response has achieved CE Marking for its Reader and clinical tests and its Quality Management System is registered to ISO 13485: 2003 and ISO 9001: 2000. The RAMP® Influenza A/B Assay and RAMP 200 reader are not yet licensed for clinical use in Canada.

Response Biomedical is a publicly traded company, listed on the TSX under the trading symbol "RBM" and quoted on the OTC Bulletin Board under the symbol "RPBIF". For further information, please visit the Company's website at www.responsebio.com.

Statements contained in this press release relating to future results, events or developments, for example, statements containing the words "believes," "may," "could", "plans," "will," "estimate," "continue," "anticipates," "intends," "expects", “goal” and similar expressions, are "forward-looking statements" or “forward-looking information” under applicable United States and Canadian securities laws. Forward-looking statements or information may involve, but are not limited to, comments with respect to our planned activities, business plan and strategies and their future implementation, and our expectations for our financial condition and the results of, or outlook for, our business operations generally. Forward-looking statements or information are subject to the related assumptions made by us and involve known and unknown risks, uncertainties and other factors that may cause actual results, events or developments to be materially different from those expressed or implied by such statements or information.

Many of such risks, uncertainties and other factors form part of our underlying assumptions, and include, among other things, financial risks that would affect our operations such as our limited available working capital and cash flows and whether and for how long available funds will be sufficient to fund our operations and our ability to raise additional capital as and when needed; our need for substantial additional funding to conduct research and development and commercialization activities; current financial market conditions which may negatively affect our ability to obtain financing; our ability to meet the continued listing requirements of the TSX under its ongoing delisting review; changing facility costs and other risks relating to our facilities expansion plans; our ability to establish, and our dependence upon, relationships with strategic alliance partners to develop and commercialize products; technological changes that impact our existing products or our ability to develop and commercialize our products; our ability to obtain and enforce timely patent and other intellectual property protection for our technology and products; our ability to obtain and maintain rights to technology from licensors; liability for patent, product liability and other claims asserted against us; commercialization limitations imposed by patents owned or controlled by third parties; technical risk in research and development; adverse results or unexpected delays in product development and clinical trials; our ability to retain, and our reliance upon, third party suppliers, manufacturers, distributors and alliance partners; our ability to attract and retain qualified personnel; our ability to effectively and efficiently manage the planned growth of our operations; our ability to obtain, and the timing of, necessary regulatory approvals; our ability to profitably sell our products at prices that would be acceptable to third-party reimbursement programs; competition including competition from others with significantly more resources; market acceptance of our products and the size of our markets; changes in business strategy or development plans; changes in, or the failure to comply with, governmental regulations; fluctuations in interest rates and foreign exchange rates; seasonality including government budget cycles; general economic and business conditions where we operate; and other factors referenced in our annual report, our Annual Information Form (AIF) (Form 20-F in the U.S.) and other filings with Canadian and United States securities regulatory authorities.

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Given these uncertainties, assumptions and risks, readers are cautioned not to place undue reliance on such forward-looking statements or information. We disclaim any obligation to update, or to publicly announce any revisions to, any such statements or information to reflect future results, events or developments, except as required by law.

Response Biomedical Contacts:
Bill Wickson
Director, Investor Relations Response Biomedical Corporation
Tel (604) 456-6073
Email: bwickson@responsebio.com

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